Room 4561

Mr. Charles C. Best
Chief Financial Officer
Interlink Electronics, Inc.
546 Flynn Road
Camarillo, CA 93012

> **Re: Interlink Electronics, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 21, 2007**
> **File No. 000-21858**

Dear Mr. Best:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company notified its principal independent auditor of its decision to change principal independent auditors as that wording is unclear to a reader.

2.   We note in the Exhibit 16 letter dated August 16, 2007 that your former accountant agreed with the statements made in paragraphs 1, 2 and 5 of the 8-K but did not reference paragraph 4 which related to whether there were any disagreements during the two most recent fiscal years and subsequent interim periods preceding the change of independent auditors. Please clarify whether

your former accounts agreed with paragraph 4 and if not, tell us supplementally:

1) what period the disagreement relates to,
2) the nature of the disagreement including the company's position and the former accountant's position at the time of the disagreement,
3) the amounts involved,
4) why the disagreement could not be resolved or how it was resolved,
5) how and by whom any amounts were determined, and
6) whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why.

With respect to any disagreements with the former accountants, revise the Form 8-K to provide all the information required by Item 304(a)(1)(iv) of Regulation S-K.

3.   We note that you intend to engage Singer Lewak Greenbaum & Goldstein LLP as your new independent registered public accounting firm effective as soon as practicable and prior to the end of the Company's third fiscal quarter. When you formally engage your new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304 (a)(2) by indicating the date of such accountant's engagement and whether you consulted with your new accountants during the two most recent fiscal years up through the date of engagement.

4.   To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within five business days or tell us when you will respond. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or Kathleen Collins, Accounting Branch Chief (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Patrick Gilmore
Staff Accountant